UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
Symetra Variable Investment Trust

Address of Principal Business Offices:

777 108th Ave NE
Suite 1200
Bellevue, WA 98004

Telephone Number (including area code):  1-800-796-3872

Name and address of agent for service of process:

David S. Goldstein
Senior Vice President, General Counsel and Secretary
Symetra Financial Corporation
Suite 1200
777 108th Ave NE
Bellevue, WA 98004

Copy to:
Stephen E. Roth
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., NW
Washington DC 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes [   ]   No [ X ]

FORM N-8A

Item 1.	Exact name of registrant.

Symetra Variable Investment Trust.

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Trust was organized in Delaware on November 21, 2011.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Trust is organized as a statutory trust.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Trust is classified as a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is an “open-end” company

(b)	state whether registrant is registering as a “diversified” or a “non-diversified” company.

Registrant will be a series fund.  Certain series will be “non-diversified” and certain other series will be “diversified.”

Item 6.	Name and address of each investment adviser of registrant.

It is proposed that Symetra Investment Management, Inc. will be Registrant’s investment adviser.

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Thomas M. Marra, 777 108th Ave NE, Suite 1200, Bellevue, WA 98004 is currently the sole trustee of the Registrant.  At its upcoming organizational meeting, Registrant proposes to appoint additional trustees and elect officers.

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

Not applicable.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e)
If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10.	State the current value of the registrant’s total assets.

None.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Bellevue and State of Washington on the 22nd day of December, 2011.

           Symetra Variable Investment Trust

                                     By:           /s/ David S. Goldstein
     Name:           David S. Goldstein
                     Title:           Vice President

[Notary Seal]

Attest:   /s/ Ann Ernst
(Name)

            Notary Public
(Title)
State of WA
County of King